UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Notice Calling to an Ordinary Shareholders Meeting to be held on April 27, 2022

Autonomous City of Buenos Aires, March 17, 2022

Messrs

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: RELEVANT INFORMATION – Notice Calling to an Ordinary Shareholders’ Meeting to be held on April 27, 2022

To whom it may concern:

Please be informed that on the date hereof the Board of Directors of Grupo Supervielle S.A. resolved to summon an Ordinary Shareholders’ Meeting to be held on April 27 at 12.00 pm, on first summons, in a virtual mode as set forth by Article Fourteenth Bis of the Bylaws, via “Teams”, in order to consider the following

AGENDA:

1.	Appointment of two shareholders to sign the Minutes of the Shareholders’ Meeting.

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2021.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2021.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2021.

5.	Consideration of the remuneration to the Board of Directors for AR$ 189,317,302.84 (AR$ 162.049.620 at historical values), corresponding to the fiscal year ended December 31, 2021, which resulted in a computable loss under the terms of the Rules of the Argentine Securities Commission.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2021.

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number fixed by the Shareholders’ Meeting is completed.

8.	Appointment of members of the Supervisory Committee.

9.	Consideration of the results for the fiscal year ended December 31, 2021 and destination of unallocated results as of December 31, 2021 (loss of thousands of AR$ 1,201,458) that are proposed to be fully absorbed with the Voluntary Reserve.

10.	Consideration of the rectification of the destination of the Voluntary Reserve created by the shareholders meeting held on April 27, 2021 for future investments. Partial reversal of the Voluntary Reserve in order to allow the allocation of the amount of AR$ 252,503,900 to the payment of a cash dividend, calculated on figures expressed in homogeneous currency as of December 31, 2021. Delegation of powers to the Board of Directors of the determination of the date to make available the dividend to the shareholders and of the opportunity, currency, term and other terms and conditions of the payment of dividend according to the scope of the delegation granted by the Shareholders’ Meeting.

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2021.

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2022 and determination of their remuneration.

13.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services.

14.	Authorizations.

It is hereby stated that during the fiscal year under consideration, no circumstance of those listed in the two paragraphs of section 71 of Law No. 26,831 has occurred.

It is also hereby stated that the Shareholders’ Meeting will be held in a virtual manner in accordance with Article Fourteenth bis of the Bylaws. The Shareholders’ Meeting will be held through the “Teams” platform that allows: (i) the free access for all participants to the shareholders’ meeting; (ii) the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the shareholders’ meeting; and (iii) the recording of the shareholders’ meeting with its relevant backup in digital format. One business day prior to the holding of the shareholders’ meeting, the registered shareholders will be sent a link to the tool “Teams” and the respective access code to partake at the shareholders’ meeting, as well as the instructions for the use of the tool and the guidelines to facilitate the participation and casting of votes of the shareholders during the virtual session. The shareholders’ meeting will begin at the notified time and no participants will be admitted after the commencement of the meeting. Prior to the opening of the shareholders’ meeting, each of the participants must prove their identity and indicate the place where they are. During the course of the shareholders’ meeting, shareholders may participate with voice and cast their votes verbally. The members of the Supervisory Committee that partake at the shareholders’ meeting will verify the compliance with the above-mentioned items, as well as the fulfillment with all precautions provided for in Article Fourteenth Bis of the Bylaws.

Note 1: In order to partake at the shareholders’ meeting, the shareholders must communicate their attendance and send via email to AsuntosSocietarios@supervielle.com.ar until April 21, 2022 at 6:00 p.m., the “Shareholding Certificates to attend Shareholders Meetings” issued by Caja de Valores S.A., this being the only valid means for registration.

Note 2: As per the Rules of the Argentine Securities Commission, upon registration to attend the AGM, the shareholders must report the following information: name and surname or full company name; type and number of identity document if a human person or complete registration details if a legal entity with express indication of its registration details and jurisdiction as well as the relevant address. Same data shall be requested to the representatives of the registered shareholders.

Note 3: The documentation to be considered by the AGM is available to the shareholders upon request to AsuntosSocietarios@supervielle.com.ar.

_____________________________
Grupo Supervielle S.A. Alternate Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 18, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer